

Mail Stop 4546

December 16, 2016

Via E-mail
Mr. Frank C. Wilcox
Chief Financial Officer and
    Principal Accounting Officer
Universal Insurance Holdings, Inc.
1110 W. Commercial Boulevard
Fort Lauderdale, Florida 33309

     Re: **Universal Insurance Holdings, Inc.**
             Form 10-K for the Year Ended December 31, 2015
             Filed February 24, 2016
             Form 10-Q for the Quarterly Period Ended September 30, 2016
             Filed November 4, 2016
             File No. 001-33251

Dear Mr. Wilcox:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements
Note 5: Insurance Operations
Regulatory Requirements and Restrictions, page 79

1. Please represent to us that in future Forms 10-K you will disclose the amounts of dividends your subsidiaries can pay to you as of the end of the most recently completed year, not the preceding fiscal year consistent with the guidance in ASC 944-505-50-1c and Rule 4-08(e)(3)(ii) of Regulation S-X.

Note 15: Commitments and Contingencies
Operating Leases and Other, page 91

2. You disclose a letter agreement with Ananke that calls for a minimum annual spend of $5 million towards covered loss index swaps during the period from June 1, 2016 through May 31, 2025. We note no disclosure associated with loss index swaps in either your June 30, 2016 or September 30, 2016 Forms 10-Q. Please tell us:
   - Whether you have made any payment associated with these swaps;
   - Whether you are still obligated to make payments under this letter agreement;
   - The terms of the swaps and your accounting or anticipated accounting therefor; and
   - Your consideration for disclosing the information requested in the preceding bullets in your filings.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Notes to Condensed Consolidated Financial Statements
Note 15: Out-of-Period Adjustment, page 26

3. Please provide us an analysis of the accounting literature that supports recording ceded premiums when written as opposed to when paid resulting in you recording the out of period adjustment. As you characterize your previous accounting as a misapplication of GAAP, which is an error, provide us a quantitative and qualitative analysis supporting why restatement of your balance sheets and, as applicable, statements of cash flows for interim periods in 2016 and annual periods 2013, 2014 and 2015 is not necessary pursuant to ASC 250.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance